UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

For Immediate Release:	July 29, 2011

Consolidated Financial Statements for the First Quarter of Fiscal 2011 <Under Japanese GAAP>

Company Name:		Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):		8411
Stock Exchanges (Japan):		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Representative:	Name:	Yasuhiro Sato	Filing of Shihanki Hokokusho (scheduled):	August 15, 2011
	Title:	President & CEO	Trading Accounts:	Established
For Inquiry:	Name:	Hisaaki Hirama	Commencement of Dividend Payment (scheduled):	—
	Title:	General Manager of Accounting	Supplementary Materials on Quarterly Results:	Attached
	Phone:	+81-3-5224-2030	IR Conference on Quarterly Results:	Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2011 (for the three months ended June 30, 2011)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2011	632,871	(11.2)	115,729	(45.3)	96,364	(35.6)
1Q F2010	713,160	1.3	211,694	—	149,847	—

Note:	Comprehensive Income: 1Q F2011: ¥32,295 million, (71.2)%; 1Q F2010: ¥112,334 million, -%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2011	4.42	4.14
1Q F2010	9.67	8.74

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2011	156,507,321	6,434,820	2.6
Fiscal 2010	160,812,006	6,623,999	2.6

Reference:	Own Capital: As of June 30, 2011: ¥4,200,974 million; As of March 31, 2011: ¥4,329,116 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2010	—	0.00	—	6.00	6.00
Fiscal 2011	—
Fiscal 2011 (estimate)		3.00	—	3.00	6.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No

	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2011 (for the fiscal year ending March 31, 2012)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2011	—	—	—
Fiscal 2011	460,000	11.3	19.58

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2011: No

	2.	The average number of shares of outstanding common stock for fiscal 2011 used in calculating the above Net Income per Share of Common Stock is based on the following:

•

The average of “the average number of shares during 1Q” and “the number of shares as of June 30, 2011 (which is expected to be the average number of shares during the remaining term of fiscal 2011)” is used, taking into account the expected increase in the number of issued shares (2.1 billion shares) due to the result from turning three listed subsidiaries into wholly-owned subsidiaries by means of the share exchange.

•	It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

Mizuho Financial Group, Inc.

4. Others

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: No

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of June 30, 2011	21,791,643,560 shares
	As of March 31, 2011	21,782,185,320 shares
‚ Period-end treasury stock:	As of June 30, 2011	5,153,677 shares
	As of March 31, 2011	5,656,647 shares
ƒ Average outstanding shares (first quarter):	1Q Fiscal 2011	21,781,235,544 shares
	1Q Fiscal 2010	15,490,950,822 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2010	—	0.00	—	20.00	20.00
Fiscal 2011	—
Fiscal 2011 (estimate)		10.00	—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2010	—	0.00	—	30.00	30.00
Fiscal 2011	—
Fiscal 2011 (estimate)		15.00	—	15.00	30.00

Mizuho Financial Group, Inc.

mContents of Attachment

1.	Qualitative Information related to Financial Statements	p.1-2
	(1) Qualitative Information related to Consolidated Results of Operations	p.1-2
	(2) Qualitative Information related to Consolidated Financial Conditions	p.1-2
	(3) Qualitative Information related to Consolidated Earnings Estimates	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
	(5) Additional Information	p.1-7

*SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2011

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Qualitative Information related to Financial Statements

(Please refer to “Summary Results for the First Quarter of Fiscal 2011” on page 2-1 for more information.)

(1) Qualitative Information related to Consolidated Results of Operations

Reviewing the economic environment during the first quarter of fiscal 2011, the global economy continues to recover gradually overall, but the risk remains of a slackening in the economy due to the fiscal problems experienced by certain countries in Europe, in addition to a movement towards monetary tightening following concerns over the appreciation in the commodity markets and inflation.

In the United States, the economy is slowing as the housing market is sluggish and improvements in consumer spending are coming to a standstill. Regarding the future of the U.S. economy, the risk remains of a slackening in the economy with rising unemployment and the further decline in housing prices and others, and it is difficult to predict federal fiscal trends and the effects following the termination of Quantitative Easing 2 (QE2) at the end of June. In Europe, the Euro-area is maintaining a positive economic growth rate overall, while there is a growing gap between the richer and the poorer countries and there are growing concerns that the fiscal problems experienced by certain countries have a knock-on effect on the financial markets and the real economy. In Asia, the increase in demand in the Chinese market has had an impact, inducing an increase in exports and production activity in neighboring economies, and while the pace of growth is slowing, the region continues to maintain strong economic growth, although there are increasing concerns about inflation.

In Japan, despite the sharp decline in production, exports and personal consumption due to the impact of the Great Eastern Japan Earthquake, there are visible signs of an economic recovery. As for the future direction of the economy, while there are positive factors such as the growing demand for restoring damaged capital assets in the midst of the gradual normalization of production activities, there are also several causes for concern, such as electricity supply constraints, a slowing in economies abroad, and the continuing appreciation of the value of the yen against other currencies and prolonged deflation, and thus the risk remains that these factors will serve as a drag on economic growth.

Under the foregoing business environment, we recorded Net Income of ¥96.3 billion for the first quarter of the fiscal year ending March 31, 2012.

(2) Qualitative Information related to Consolidated Financial Conditions

Consolidated total assets as of June 30, 2011 amounted to ¥156,507.3 billion, decreasing by ¥4,304.6 billion from the end of the previous fiscal year.

Net Assets amounted to ¥6,434.8 billion, decreasing by ¥189.1 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥4,207.3 billion, Accumulated Other Comprehensive Income amounted to ¥(6.3) billion, and Minority Interests amounted to ¥2,232.0 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥60,820.8 billion, decreasing by ¥1,956.9 billion from the end of the previous fiscal year, while Securities were ¥45,563.5 billion, increasing by ¥781.4 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥77,678.0 billion, decreasing by ¥1,555.8 billion from the end of the previous fiscal year.

(3) Qualitative Information related to Consolidated Earnings Estimates

As for earnings estimates for fiscal 2011, we estimate Net Income of ¥460.0 billion on a consolidated basis as announced on May 13, 2011.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend for a description of the factors that could affect our ability to meet these estimates.

1-2

Mizuho Financial Group, Inc.

2. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2011	As of June 30, 2011
Assets
Cash and Due from Banks	¥9,950,913	¥5,146,815
Call Loans and Bills Purchased	375,716	278,418
Receivables under Resale Agreements	7,467,309	7,963,393
Guarantee Deposits Paid under Securities Borrowing Transactions	6,541,512	6,383,081
Other Debt Purchased	1,667,808	1,635,149
Trading Assets	13,500,182	14,543,123
Money Held in Trust	122,267	84,775
Securities	44,782,067	45,563,525
Loans and Bills Discounted	62,777,757	60,820,810
Foreign Exchange Assets	977,465	931,600
Derivatives other than for Trading Assets	5,102,760	5,156,321
Other Assets	2,754,017	3,104,900
Tangible Fixed Assets	947,986	935,239
Intangible Fixed Assets	442,922	436,738
Deferred Tax Assets	488,769	487,026
Customers’ Liabilities for Acceptances and Guarantees	3,673,339	3,770,520
Reserves for Possible Losses on Loans	(760,762)	(734,093)
Reserve for Possible Losses on Investments	(25)	(27)

Total Assets	¥160,812,006	¥156,507,321

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2011	As of June 30, 2011
Liabilities
Deposits	¥79,233,922	¥77,678,095
Negotiable Certificates of Deposit	9,650,236	10,105,594
Debentures	740,932	39,175
Call Money and Bills Sold	5,095,412	5,553,139
Payables under Repurchase Agreements	11,656,119	12,241,948
Guarantee Deposits Received under Securities Lending Transactions	5,488,585	5,736,762
Commercial Paper	226,167	243,376
Trading Liabilities	7,652,811	8,355,397
Borrowed Money	15,969,385	10,681,654
Foreign Exchange Liabilities	167,670	207,777
Short-term Bonds	585,497	551,997
Bonds and Notes	5,110,947	4,987,811
Due to Trust Accounts	1,045,599	1,072,769
Derivatives other than for Trading Liabilities	4,599,579	4,547,757
Other Liabilities	3,053,136	4,095,314
Reserve for Bonus Payments	39,336	8,939
Reserve for Employee Retirement Benefits	35,615	35,509
Reserve for Director and Corporate Auditor Retirement Benefits	2,239	1,887
Reserve for Possible Losses on Sales of Loans	420	223
Reserve for Contingencies	15,081	14,960
Reserve for Reimbursement of Deposits	15,229	14,425
Reserve for Reimbursement of Debentures	13,344	13,962
Reserves under Special Laws	1,382	1,212
Deferred Tax Liabilities	17,599	15,399
Deferred Tax Liabilities for Revaluation Reserve for Land	98,415	96,886
Acceptances and Guarantees	3,673,339	3,770,520

Total Liabilities	¥154,188,007	¥150,072,501

Net Assets
Common Stock and Preferred Stock	¥2,181,375	¥2,181,646
Capital Surplus	937,680	937,951
Retained Earnings	1,132,351	1,090,660
Treasury Stock	(3,196)	(2,930)

Total Shareholders’ Equity	4,248,209	4,207,329

Net Unrealized Gains (Losses) on Other Securities	(21,648)	(112,977)
Deferred Gains or Losses on Hedges	68,769	73,134
Revaluation Reserve for Land	137,707	135,469
Foreign Currency Translation Adjustments	(103,921)	(101,981)

Total Accumulated Other Comprehensive Income	80,906	(6,355)

Stock Acquisition Rights	2,754	1,812
Minority Interests	2,292,128	2,232,033

Total Net Assets	6,623,999	6,434,820

Total Liabilities and Net Assets	¥160,812,006	¥156,507,321

1-4

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[CONSOLIDATED STATEMENTS OF INCOME]

	Millions of yen
	For the three months ended June 30, 2010	For the three months ended June 30, 2011
Ordinary Income	¥713,160	¥632,871
Interest Income	362,570	344,355
Interest on Loans and Bills Discounted	229,010	219,325
Interest and Dividends on Securities	80,428	78,471
Fiduciary Income	10,579	10,001
Fee and Commission Income	127,889	126,491
Trading Income	79,335	42,260
Other Operating Income	96,039	65,104
Other Ordinary Income	36,745	44,658

Ordinary Expenses	501,465	517,141
Interest Expenses	89,898	79,628
Interest on Deposits	29,584	24,367
Interest on Debentures	2,132	291
Fee and Commission Expenses	28,313	27,969
Trading Expenses	34	—
Other Operating Expenses	17,688	21,832
General and Administrative Expenses	325,237	321,563
Other Ordinary Expenses	40,293	66,148

Ordinary Profits	211,694	115,729

Extraordinary Gains	11,316	194

Extraordinary Losses	4,785	1,134

Income before Income Taxes and Minority Interests	218,224	114,788

Income Taxes:
Current	5,937	8,804
Deferred	38,053	(13,380)
Total Income Taxes	43,991	(4,576)

Income before Minority Interests	174,233	119,365

Minority Interests in Net Income	24,385	23,000

Net Income	¥149,847	¥96,364

1-5

Mizuho Financial Group, Inc.

[CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME]

	Millions of yen
	For the three months ended June 30, 2010	For the three months ended June 30, 2011
Income before Minority Interests	¥174,233	¥119,365
Other Comprehensive Income	(61,898)	(87,069)
Net Unrealized Gains (Losses) on Other Securities	(87,963)	(93,442)
Deferred Gains or Losses on Hedges	31,051	4,535
Revaluation Reserve for Land	(21)	—
Foreign Currency Translation Adjustments	(4,747)	1,238
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(218)	598

Comprehensive Income	112,334	32,295

Comprehensive Income Attributable to Owners of the Parent	92,599	11,340
Comprehensive Income Attributable to Minority Interests	19,735	20,955

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

(5) Additional Information

Mizuho Financial Group has applied “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No.24, December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No.24, December 4, 2009) beginning with the treatment of accounting changes and corrections of prior period errors which are made after the beginning of the first quarter of fiscal 2011.

Based on “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Accounting Practice Committee Statement No.14), “Reversal of Reserves for Possible Losses on Loans” and “Recovery on Written-off Claims” have been recorded in “Other Ordinary Income” beginning with the first quarter of fiscal 2011. However, retrospective application was not made for the first quarter of fiscal 2010.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2011

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

—SUMMARY RESULTS FOR THE FIRST QUARTER OF FISCAL 2011			Page

2-1

— FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2011	See above Notes		Page

1. Income Analysis	CON	NON	3-1

2. Net Gains/Losses on Stocks	NON		3-3

3. Unrealized Gains/Losses on Securities	CON	NON	3-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3-6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3-7

6. Status of Deposits and Loans	NON		3-9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the First Quarter of Fiscal 2011

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for the three months ended June 30, 2011 decreased by JPY 81.6 billion on a year-on-year basis to JPY 458.7 billion.

•

Gross Profits of the banking subsidiaries decreased by JPY 74.4 billion on a year-on-year basis. This was mainly due to a decrease of JPY 68.0 billion in income from Trading and Others. Income from Customer Groups, including domestic business, decreased by JPY 6.4 billion in total, despite an increase in income from overseas business.

G&A Expenses of the banking subsidiaries decreased by JPY 2.5 billion on a year-on-year basis with our continued overall cost reduction efforts.

•

Aggregated Consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities and Mizuho Investors Securities) decreased by JPY 12.4 billion on a year-on-year basis.

•	As a result, Consolidated Net Business Profits amounted to JPY 128.9 billion, a year-on-year decrease of JPY 88.6 billion.

➢	Consolidated Net Income

•

Credit-related Costs of the 3 Banks amounted to a net reversal of JPY 16.6 billion, a year-on-year improvement of JPY 9.1 billion, primarily due to improved obligor classifications through our business revitalization support to corporate customers and other factors. Consolidated Credit-related Costs also amounted to a net reversal of JPY 10.6 billion, an improvement of JPY 14.3 billion on a year-on-year basis.

•	Net Losses related to Stocks of the 3 Banks amounted to JPY 4.3 billion. This was mainly due to recording impairment losses for certain stocks reflecting a decline in stock prices.

•

Consolidated Net Income for the three months ended June 30, 2011 amounted to JPY 96.3 billion, due to the above mentioned factors and the recording of losses of JPY 20.8 billion for “Jusen”, housing loan companies. Thus progress is about 25% on our planned net income for full fiscal 2011 (JPY 460 billion), excluding from the calculation the impact of turning the three listed subsidiaries into wholly-owned subsidiaries.

(Consolidated)

	1Q of FY2011
	(Apr. 1 - Jun. 30, 2011)
		Change from 1Q of FY2010
(JPY Bn)
Consolidated Gross Profits *1	458.7	-81.6
Consolidated Net Business Profits *2	128.9	-88.6
Credit-related Costs	10.6	14.3
Net Gains (Losses) related to Stocks	5.0	-4.3
Ordinary Profits	115.7	-95.9
Net Income	96.3	-53.4

(Reference) 3 Banks

	1Q of FY2011
	(Apr. 1 - Jun. 30, 2011)
		Change from 1Q of FY2010
(JPY Bn)
Gross Profits *1	358.8	-74.4
G&A Expenses *1 (excluding Non-Recurring Losses)	-216.5	2.5
Net Business Profits	142.3	-71.8
Credit-related Costs	16.6	9.1
Net Gains (Losses) related to Stocks	-4.3	-13.3
Ordinary Profits	106.1	-85.4
Net Income	108.7	-53.3

*1	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses (excluding Non-Recurring Losses) until the previous period, have been included in Gross Profits beginning with this period, and reclassification of prior period figures has been made accordingly

*2	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

2-1

➢	Net Interest Income

•

The average loan balance for the first quarter of fiscal 2011 increased by JPY 0.5 trillion from that of the second half of fiscal 2010. This was due to an increase in domestic loans, particularly those to large corporate customers, and in overseas loans.

•

The period end loan balance as of June 30, 2011 decreased by JPY 2.1 trillion compared with that of fiscal 2010 (March 31, 2011), almost entirely due to a decrease of JPY 1.8 trillion in loans to the Japanese Government.

•	The domestic loan-and-deposit rate margin for the first quarter of fiscal 2011 was 1.32%, a decrease of 0.04% from that for the second half of fiscal 2010.

*1	Aggregate of the 3 Banks, excluding Trust Account and loans to Mizuho Financial Group, Inc.
Balance for overseas branches includes foreign exchange translation impact

*2	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government

➢	Non-interest Income

•	Non-interest Income from Customer Groups of the 3 Banks (on a managerial accounting basis) for the first quarter of fiscal 2011 slightly increased on a year-on-year basis to JPY 83.0 billion.

•

In detail, Non-interest Income from overseas business increased on a year-on-year basis, while income associated with investment trusts and individual annuities, income from solution-related business and income from foreign exchange business remained nearly unchanged from that for the three-month period from April to June 2010.

*	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses until the previous period, have been included in Non-interest Income beginning with this period, and reclassification of the figure for 1Q of FY 2010 has been made accordingly. The impact of the reclassification is -JPY 2.4 billion for 1Q of FY2010 and -JPY 2.3 billion for 1Q of FY2011, respectively

2-2

II. Financial Soundness

•	NPL Ratio remained at a low level of 1.73%.

•

Unrealized Losses on Other Securities on a consolidated basis amounted to JPY 86.5 billion, a decrease of JPY 87.1 billion from the gain at the end of fiscal 2010 (March 31, 2011), mainly due to a decline in stock prices.

•	The balance of Consolidated Net Deferred Tax Assets was almost unchanged from that as of the end of fiscal 2010.

•	We will announce the Consolidated Capital Adequacy Ratio (as of June 30, 2011) at a later date.

	June 30, 2011
		Change from Mar. 31, 2011
(JPY Bn)
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,177.9	-30.0
NPL Ratio	1.73%	0.00%
Unrealized Gains (Losses) on Other Securities (Consolidated) *	-86.5	-87.1
Net Deferred Tax Assets (DTAs) (Consolidated)	471.6	0.4

*	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

•

We continue to pursue “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy. However, considering the ongoing global discussions with respect to capital, uncertainty over the economy and market trends, and other factors, we are placing a higher priority on “strengthening of stable capital base.”

•

Amid the ongoing global discussions on the revision of capital regulations, we aim to increase, as our medium-term target, our Consolidated Tier 1 Capital Ratio (under Basel II) to 12% or above and our Common Equity Capital Ratio* (under Basel III) as of the end of fiscal 2012, when the new capital regulations are scheduled to be implemented, to the mid-8% level.

•

We announced Mizuho’s Transformation Program in May 2010, and continue to work to improve profitability and enhance our financial base. We will strive to strengthen further our financial base mainly by accumulating retained earnings and improving asset efficiency through the steady implementation of the Program. Accordingly, we believe we will be able to sufficiently meet the new capital regulations.

*	The calculation of our Common Equity Capital Ratio includes the outstanding balance of the Eleventh Series Class XI Preferred Stock that will be mandatorily convertible in July 2016.

Meanwhile, as of today, details - such as the calculation method for the capital adequacy ratio under the new capital regulations - have yet to be determined. Therefore, our Common Equity Capital Ratio is the estimated figure that Mizuho Financial Group calculates based on the publicly-available materials which have been issued as of today.

(Note)	The outstanding balance of the Eleventh Series Class XI Preferred Stock as of June 30, 2011 (excluding treasury stock) was JPY 415.2 billion (56.0% of the initial amount issued of JPY 943.7 billion, had already been converted into common stock).

2-3

[Reference]

Breakdown of Earnings by Business Segment

[3 Banks]	1Q of FY2011 (Apr. 1 - Jun. 30, 2011)
		Change from 1Q of FY2010
(JPY Bn)
Gross Profits *	279.3	-6.4
G&A Expenses *	-173.5	4.1
Customer Groups	105.7	-2.2
Gross Profits	79.4	-68.0
G&A Expenses	-42.9	-1.5
Trading & Others	36.5	-69.6
Gross Profits *	358.8	-74.4
G&A Expenses *	-216.5	2.5
Net Business Profits	142.3	-71.8

*	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses until the previous period, have been included in Gross Profits beginning with this period, and reclassification of prior period figures has been made accordingly

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2011

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		First Quarter of Fiscal 2011	Change	First Quarter of Fiscal 2010	Fiscal 2010
Consolidated Gross Profits	1	458.7	(81.6)	540.4	2,025.3
Net Interest Income	2	264.7	(7.9)	272.6	1,109.4
Fiduciary Income	3	10.0	(0.5)	10.5	49.3
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income *1	5	98.5	(1.0)	99.5	458.8
Net Trading Income	6	42.2	(37.0)	79.3	243.9
Net Other Operating Income	7	43.2	(35.0)	78.3	163.6
General and Administrative Expenses *1	8	(321.5)	3.6	(325.2)	(1,277.8)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(8.8)	4.6	(13.5)	(76.1)
Reversal of Reserves for Possible Losses on Loans, etc. *2	10	19.5	19.5
Net Gains (Losses) related to Stocks	11	5.0	(4.3)	9.3	(70.5)
Equity in Income from Investments in Affiliates	12	(6.4)	(7.8)	1.3	(6.1)
Other	13	(30.6)	(29.9)	(0.7)	(6.1)

Ordinary Profits	14	115.7	(95.9)	211.6	588.4
Net Extraordinary Gains (Losses)	15	(0.9)	(7.4)	6.5	46.9
Reversal of Reserves for Possible Losses on Loans, etc. *2	16		(9.8)	9.8	59.4

Income before Income Taxes and Minority Interests	17	114.7	(103.4)	218.2	635.4
Income Taxes	18	4.5	48.5	(43.9)	(138.4)
Income before Minority Interests	19	119.3	(54.8)	174.2	496.9
Minority Interests in Net Income	20	(23.0)	1.3	(24.3)	(83.7)

Net Income	21	96.3	(53.4)	149.8	413.2

*1.    Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and Administrative Expenses” [8] until the previous period, have been included in “Net Fee and Commission Income” [5] as “Fee and Commission Expenses” beginning with this period, and reclassification of prior period figures has been made accordingly.

*2.    “Reversal of Reserves for Possible Losses on Loans, etc.” [16], which had been included in “Net Extraordinary Gains (Losses)” [15] until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [10] beginning with this period. (Please refer to page 1-7 of this release for more information.)

Credit-related Costs (including Credit Costs for Trust Accounts)	22	10.6	14.3	(3.7)	(16.6)

(First quarter of Fiscal 2011) Credit-related Costs [22] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] + Credit Costs for Trust Accounts [4]

(First quarter of Fiscal 2010 • Fiscal 2010) Credit-related Costs [22] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [16] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	23	128.9	(88.6)	217.5	741.7

  Consolidated Net Business Profits [23] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	24	154	(8)	162	152
Number of affiliates under the equity method	25	22	1	21	22

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		First Quarter of Fiscal 2011					First Quarter of Fiscal 2010	Fiscal 2010
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	183.6	149.2	25.9	358.8	(74.4)	433.3	1,611.1
Net Interest Income	2	135.4	95.4	10.2	241.0	(14.0)	255.0	1,010.0
Fiduciary Income	3			9.8	9.8	(0.5)	10.4	48.7
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income *1	5	29.9	26.2	3.4	59.6	(1.4)	61.0	288.1
Net Trading Income	6	9.7	2.6	0.6	13.0	(25.6)	38.6	121.2
Net Other Operating Income	7	8.5	24.9	1.7	35.2	(32.8)	68.0	142.9
General and Administrative Expenses (excluding Non-Recurring Losses) *1	8	(136.9)	(59.7)	(19.7)	(216.5)	2.5	(219.1)	(868.7)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *2	9	46.6	89.4	6.1	142.3	(71.8)	214.2	742.3
Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	—	(9.8)	(0.1)	(10.0)	(10.0)	—	—

Net Business Profits	11	46.6	79.6	5.9	132.3	(81.8)	214.2	742.3
Net Gains (Losses) related to Bonds	12	6.3	12.5	1.7	20.6	(44.8)	65.4	140.6
Net Non-Recurring Gains (Losses)	13	(13.3)	(7.9)	(4.9)	(26.1)	(3.5)	(22.6)	(235.1)
Net Gains (Losses) related to Stocks	14	0.6	(5.1)	0.1	(4.3)	(13.3)	8.9	(76.2)
Expenses related to Portfolio Problems	15	(6.7)	9.8	(0.6)	2.4	12.9	(10.5)	(69.5)
Reversal of Reserves for Possible Losses on Loans, etc. *3	16	22.9	1.3	0.0	24.2	24.2
Other	17	(30.1)	(13.9)	(4.3)	(48.4)	(27.3)	(21.0)	(89.3)

Ordinary Profits	18	33.3	71.7	1.0	106.1	(85.4)	191.5	507.2
Net Extraordinary Gains (Losses)	19	(0.5)	(0.3)	(0.0)	(0.9)	(10.4)	9.5	75.1
Reversal of Reserves for Possible Losses on Loans, etc. *3	20					(18.0)	18.0	85.6
Reversal of Reserve for Possible Losses on Investments	21					(0.0)	0.0	0.0

Income before Income Taxes	22	32.8	71.3	1.0	105.2	(95.8)	201.0	582.4
Income Taxes	23	(5.7)	8.8	0.4	3.5	42.4	(38.9)	(135.4)

Net Income	24	27.0	80.1	1.4	108.7	(53.3)	162.1	447.0

1. Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and Administrative Expenses (excluding Non-Recurring Losses)” [8] in MHTB until the previous period, have been included in “Net Fee and Commission Income” [5] as “Fee and Commission Expenses” beginning with this period, and reclassification of prior period figures has been made accordingly.

2. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

3. “Reversal of Reserves for Possible Losses on Loans, etc.” [20], which had been included in “Net Extraordinary Gains (Losses)” [19] until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [16] beginning with this period. (Please refer to page 1-7 of this release for more information.)

Credit-related Costs	25	16.1	1.3	(0.8)	16.6	9.1	7.5	16.0

(First Quarter of Fiscal 2011) Credit-related Costs [25] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [16] + Credit Costs for Trust Accounts [4]

(First Quarter of Fiscal 2010 • Fiscal 2010) Credit-related Costs [25] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [20] + Credit Costs for Trust Accounts [4]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	26			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	27	10.6	(9.8)	(0.1)	0.6	(13.9)	14.6	68.4
Losses on Write-offs of Loans	28	(2.2)	1.0	(0.0)	(1.1)	1.2	(2.3)	(31.4)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	29	8.4	10.0	(0.6)	17.7	22.6	(4.8)	(15.4)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	30	—	0.0	0.0	0.0	(0.1)	0.1	0.1
Reversal of (Provision for) Reserve for Contingencies	31	—	0.0	0.0	0.0	(0.2)	0.3	0.4
Other (including Losses on Sales of Loans)	32	(0.6)	(0.0)	—	(0.7)	(0.3)	(0.4)	(6.1)
Total	33	16.1	1.3	(0.8)	16.6	9.1	7.5	16.0

3-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	First Quarter of Fiscal 2011 (A)	Change (A) - (B)	First Quarter of Fiscal 2010 (B)
Net Gains (Losses) related to Stocks	(4.3)	(13.4)	9.0
Gains on Sales	7.1	(14.3)	21.4
Losses on Sales	(0.5)	5.4	(5.9)
Impairment “Devaluation”	(10.6)	(2.1)	(8.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.1)	(0.1)	0.0
Gains (Losses) on Derivatives other than for Trading	(0.2)	(2.2)	2.0

*	For First Quarter of Fiscal 2010: Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	First Quarter of Fiscal 2011 (A)	Change (A) - (B)	First Quarter of Fiscal 2010 (B)
Net Gains (Losses) related to Stocks	0.6	0.6	(0.0)
Gains on Sales	2.5	1.0	1.5
Losses on Sales	(0.1)	0.4	(0.6)
Impairment “Devaluation”	(2.0)	1.0	(3.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(0.0)	—
Gains (Losses) on Derivatives other than for Trading	0.2	(1.8)	2.1

Mizuho Corporate Bank

	First Quarter of Fiscal 2011 (A)	Change (A) - (B)	First Quarter of Fiscal 2010 (B)
Net Gains (Losses) related to Stocks	(5.1)	(11.6)	6.4
Gains on Sales	3.7	(13.0)	16.7
Losses on Sales	(0.2)	5.0	(5.3)
Impairment “Devaluation”	(7.9)	(3.0)	(4.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.1)	(0.1)	0.0
Gains (Losses) on Derivatives other than for Trading	(0.4)	(0.3)	(0.0)

*	For First Quarter of Fiscal 2010: Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking

	First Quarter of Fiscal 2011 (A)	Change (A) - (B)	First Quarter of Fiscal 2010 (B)
Net Gains (Losses) related to Stocks	0.1	(2.4)	2.5
Gains on Sales	0.8	(2.2)	3.0
Losses on Sales	(0.0)	(0.0)	(0.0)
Impairment “Devaluation”	(0.5)	(0.1)	(0.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.0)	(0.0)	0.0

3-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

—	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of June 30, 2011				As of March 31, 2011				As of June 30, 2010
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses

MHFG (Consolidated)
Other Securities	44,657.4	(95.0)	586.2	681.2	44,145.9	(0.6)	651.5	652.1	43,105.9	163.2	711.7	548.5
Japanese Stocks	2,444.6	30.8	391.4	360.5	2,640.6	205.7	456.4	250.6	2,771.4	197.6	437.2	239.5
Japanese Bonds	33,799.0	25.4	92.6	67.2	33,472.8	(11.3)	92.1	103.5	30,907.7	108.9	140.8	31.9
Other	8,413.7	(151.2)	102.1	253.4	8,032.4	(195.0)	102.9	297.9	9,426.7	(143.3)	133.6	276.9

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥(8.4) billion, ¥(1.2) billion and ¥(3.1) billion, which were recognized in the statement of income as of the end of June 2011, as of the end of March 2011 and as of the end of June 2010, respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2011				As of March 31, 2011				As of June 30, 2010
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	1,351.8	9.4	9.7	0.3	1,202.1	6.0	7.3	1.2	753.4	10.1	10.1	—

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2011				As of March 31, 2011				As of June 30, 2010
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses

MHBK
Other Securities	20,842.2	(51.4)	159.9	211.4	19,296.0	(44.6)	163.6	208.3	19,267.1	0.7	173.8	173.1
Japanese Stocks	660.3	(45.7)	82.1	127.9	701.5	(8.1)	96.5	104.6	714.7	(14.5)	80.3	94.8
Japanese Bonds	17,905.2	11.7	49.7	38.0	16,451.8	(1.9)	47.0	49.0	15,719.3	36.5	65.2	28.7
Other	2,276.5	(17.4)	28.0	45.5	2,142.7	(34.5)	20.1	54.7	2,833.0	(21.1)	28.3	49.5

MHCB
Other Securities	21,263.0	(76.6)	358.5	435.2	22,156.5	3.8	414.4	410.5	21,487.4	113.2	452.0	338.7
Japanese Stocks	1,570.7	26.9	257.0	230.1	1,711.4	154.1	304.6	150.5	1,811.5	141.4	287.6	146.2
Japanese Bonds	14,200.2	6.5	35.2	28.6	15,159.5	(15.2)	36.4	51.6	13,779.7	60.8	63.7	2.8
Other	5,491.9	(110.2)	66.2	176.5	5,285.5	(135.0)	73.3	208.3	5,896.1	(88.9)	100.6	189.5

MHTB
Other Securities	2,032.0	20.4	51.9	31.5	2,113.1	25.6	56.9	31.2	1,821.5	36.4	65.2	28.8
Japanese Stocks	174.8	24.2	41.7	17.4	187.2	35.7	46.3	10.6	196.6	35.9	47.7	11.8
Japanese Bonds	1,372.3	6.3	6.9	0.5	1,516.7	5.1	7.9	2.7	1,033.5	10.6	11.0	0.3
Other	484.8	(10.1)	3.3	13.5	409.2	(15.1)	2.6	17.8	591.3	(10.1)	6.4	16.6

Total
Other Securities	44,137.3	(107.7)	570.5	678.3	43,565.8	(15.2)	635.0	650.2	42,576.1	150.4	691.1	540.6
Japanese Stocks	2,406.0	5.4	381.0	375.5	2,600.1	181.7	447.5	265.8	2,722.9	162.7	415.7	253.0
Japanese Bonds	33,477.8	24.6	91.8	67.2	33,128.1	(12.1)	91.3	103.4	30,532.6	108.0	140.0	31.9
Other	8,253.4	(137.8)	97.6	235.5	7,837.4	(184.8)	96.1	280.9	9,320.5	(120.3)	135.3	255.7

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥7.4 billion, ¥11.8 billion, and ¥15.4 billion, which were recognized as Income/Loss as of the end of June 2011, as of the end of March 2011, and as of the end of June 2010, respectively, by applying the fair-value hedge method and others.

3-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2011				As of March 31, 2011				As of June 30, 2010
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	1,350.6	9.4	9.7	0.3	1,200.6	6.0	7.3	1.2	750.5	10.1	10.1	—
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,350.6	9.4	9.7	0.3	1,200.6	6.0	7.3	1.2	750.5	10.1	10.1	—

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of June 30, 2011				As of March 31, 2011				As of June 30, 2010
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	88.2	(42.9)	—	42.9	88.2	(35.6)	—	35.6	88.2	(30.1)	—	30.1
MHCB	338.0	(166.6)	—	166.6	338.0	(121.4)	—	121.4	338.0	(130.8)	—	130.8
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	426.3	(209.6)	—	209.6	426.3	(157.0)	—	157.0	426.3	(161.0)	—	161.0

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2011			As of March 31, 2011	As of June 30, 2010
	Unrealized Gains/Losses
		Change from March 31, 2011	Change from June 30, 2010	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	(86.5)	(87.1)	(252.9)	0.6	166.3
Japanese Stocks	30.8	(174.8)	(166.8)	205.7	197.6
Japanese Bonds	23.7	36.7	(80.7)	(12.9)	104.5
Other	(141.2)	50.9	(5.3)	(192.2)	(135.8)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2011			As of March 31, 2011	As of June 30, 2010
	Unrealized Gains/Losses
		Change from March 31, 2011	Change from June 30, 2010	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	(115.1)	(88.1)	(250.2)	(27.0)	135.0
Japanese Stocks	5.4	(176.2)	(157.2)	181.7	162.7
Japanese Bonds	23.0	36.7	(80.6)	(13.7)	103.7
Other	(143.7)	51.3	(12.3)	(195.1)	(131.3)

3-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2011			As of March 31, 2011			As of June 30, 2010
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	78.0	77.0	0.9	83.6	76.7	6.9	115.9	89.5	26.4
MHCB	648.0	389.8	258.1	633.2	399.0	234.2	729.9	455.6	274.3
MHTB	66.2	74.1	(7.8)	67.4	76.0	(8.5)	64.6	72.9	(8.3)
Total	792.3	541.1	251.2	784.3	551.8	232.5	910.4	618.0	292.3

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2011
		Change from March 31, 2011	Change from June 30, 2010	As of March 31, 2011	As of June 30, 2010
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	242.0	(5.2)	(20.3)	247.2	262.3
Claims with Collection Risk	528.2	(31.2)	(103.3)	559.4	631.5
Claims for Special Attention	547.1	25.0	34.4	522.1	512.7

Total	1,317.3	(11.4)	(89.2)	1,328.8	1,406.6

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.1
Claims for Special Attention	—	—	—	—	—

Total	3.0	(0.0)	(0.0)	3.0	3.1

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	242.0	(5.2)	(20.3)	247.2	262.3
Claims with Collection Risk	531.3	(31.2)	(103.3)	562.5	634.6
Claims for Special Attention	547.1	25.0	34.4	522.1	512.7

Total	1,320.4	(11.4)	(89.2)	1,331.9	1,409.7

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of June 30, 2011
		Change from March 31, 2011	Change from June 30, 2010	As of March 31, 2011	As of June 30, 2010
Total (Banking Account + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	223.6	(7.7)	(25.3)	231.4	249.0
Claims with Collection Risk	518.3	(34.9)	(105.3)	553.2	623.7
Claims for Special Attention	435.9	12.5	(4.0)	423.3	440.0
Sub-total [1]	1,177.9	(30.0)	(134.8)	1,208.0	1,312.7
NPL ratio [1]/[2]	1.73%	0.00%	(0.18)%	1.72%	1.92%

Normal Claims	66,544.6	(2,083.9)	(373.0)	68,628.5	66,917.6

Total [2]	67,722.5	(2,114.0)	(507.8)	69,836.5	68,230.4

MHBK
Claims against Bankrupt and Substantially Bankrupt Obligors	169.9	(5.8)	(10.8)	175.7	180.8
Claims with Collection Risk	389.4	(15.0)	(12.1)	404.4	401.5
Claims for Special Attention	286.3	16.7	12.1	269.6	274.2
Sub-total [3]	845.7	(4.1)	(10.8)	849.8	856.6
NPL ratio [3]/[4]	2.52%	0.13%	0.06%	2.39%	2.46%

Normal Claims	32,647.9	(2,055.7)	(1,293.4)	34,703.7	33,941.4

Total [4]	33,493.7	(2,059.8)	(1,304.3)	35,553.5	34,798.0

MHCB
Claims against Bankrupt and Substantially Bankrupt Obligors	15.2	(2.2)	(15.0)	17.5	30.3
Claims with Collection Risk	99.8	(19.5)	(91.9)	119.4	191.8
Claims for Special Attention	137.2	(2.7)	(15.1)	139.9	152.4
Sub-total [5]	252.4	(24.5)	(122.1)	276.9	374.5
NPL ratio [5]/[6]	0.82%	(0.07)%	(0.43)%	0.89%	1.25%

Normal Claims	30,484.4	(134.4)	1,039.6	30,618.8	29,444.7

Total [6]	30,736.8	(158.9)	917.4	30,895.8	29,819.3

MHTB
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	38.4	0.3	0.5	38.0	37.8
Claims with Collection Risk	25.8	(0.3)	(1.2)	26.2	27.1
Claims for Special Attention	12.3	(1.3)	(1.0)	13.7	13.3
Sub-total [7]	76.6	(1.3)	(1.7)	78.0	78.4
NPL ratio [7]/[8]	2.21%	(0.11)%	0.02%	2.32%	2.18%

Normal Claims	3,389.6	106.6	(116.4)	3,283.0	3,506.1

Total [8]	3,466.3	105.2	(118.2)	3,361.0	3,584.5

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.1
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.0	(0.0)	(0.0)	3.0	3.1
NPL ratio [9]/[10]	12.04%	0.18%	1.12%	11.86%	10.92%
Normal Claims	22.5	(0.4)	(2.7)	22.9	25.3

Total [10]	25.6	(0.4)	(2.8)	26.0	28.4

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

3-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2011			As of March 31, 2011	As of June 30, 2010
		Change from March 31, 2011	Change from June 30, 2010
MHBK	56,786.8	525.4	822.2	56,261.3	55,964.5
MHCB	19,286.9	(2,161.7)	1,025.3	21,448.7	18,261.6
MHTB	2,221.0	(92.7)	(124.0)	2,313.8	2,345.1

Total	78,294.9	(1,729.0)	1,723.5	80,023.9	76,571.3

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2011			As of March 31, 2011	As of June 30, 2010
		Change from March 31, 2011	Change from June 30, 2010
MHBK	56,735.3	528.0	740.7	56,207.2	55,994.6
Individual deposits	35,338.2	1,315.8	1,375.8	34,022.3	33,962.4

MHCB	11,004.4	(2,296.5)	167.1	13,300.9	10,837.2
Individual deposits	5.9	1.1	1.1	4.8	4.7

MHTB	2,209.0	(95.5)	(129.6)	2,304.6	2,338.7
Individual deposits	1,560.1	(35.4)	(135.7)	1,595.6	1,695.9

Total	69,948.8	(1,864.0)	778.2	71,812.8	69,170.6
Individual deposits	36,904.4	1,281.5	1,241.2	35,622.9	35,663.2

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2011			As of March 31, 2011	As of June 30, 2010
		Change from March 31, 2011	Change from June 30, 2010
MHBK	31,309.8	(2,066.4)	(1,196.2)	33,376.2	32,506.1
MHCB	26,165.4	(202.3)	459.1	26,367.7	25,706.2
MHTB	3,347.7	98.0	(125.5)	3,249.6	3,473.2
Total	60,822.9	(2,170.7)	(862.6)	62,993.7	61,685.5

Note:	Loans to MHFG are included as follows:

   As of June 30, 2011:        ¥760.3 billion (from MHBK ¥700.0 billion; from MHCB ¥60.3 billion)

   As of March 31, 2011:     ¥741.5 billion (from MHBK ¥700.0 billion; from MHCB ¥41.5 billion)

   As of June 30, 2010:        ¥700.0 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

	(%)
		First Quarter of Fiscal 2011 (For the three months)	Change	First Quarter of Fiscal 2010 (For the three months)	Fiscal 2010

MHBK
Return on Loans and Bills Discounted	1	1.39	(0.12)	1.52	1.47
Cost of Deposits and Debentures	2	0.06	(0.05)	0.11	0.09
Loan and Deposit Rate Margin [1]-[2]	3	1.33	(0.07)	1.40	1.38

MHCB
Return on Loans and Bills Discounted	4	0.98	(0.09)	1.08	1.03
Cost of Deposits and Debentures	5	0.09	(0.06)	0.15	0.13
Loan and Deposit Rate Margin [4]-[5]	6	0.89	(0.03)	0.92	0.89

Total
Return on Loans and Bills Discounted	7	1.25	(0.11)	1.36	1.32
Cost of Deposits and Debentures	8	0.07	(0.05)	0.12	0.10
Loan and Deposit Rate Margin [7]-[8]	9	1.18	(0.05)	1.24	1.21
Notes:1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits and Debentures include NCDs.

After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.40	(0.11)	1.51	1.47
Loan and Deposit Rate Margin [10]-[8]	11	1.32	(0.05)	1.38	1.36

3-9